Exhibit 3.3


      Certificate of Amendment to Articles of Incorporation
                  For Nevada Profit Corporations
               (Pursuant to NRS 78.385 and 78.390)


1.   Name of corporation:
     Centroid Consolidated Mines Co.

2. The articles have been amended as follows (provide article numbers, if available):

Article 1

The name of this corporation is "eGene, Inc."

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation have voted in favor of the amendment is:

4.   Effective date of filing (optional):

5.   Officer Signature (required): /s/Jason Jenson
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